Exhibit 99.1

DYNAGAS LNG PARTNERS LP ANNOUNCES PRICING OF ITS PUBLIC OFFERING OF 8.75% SERIES B FIXED TO FLOATING RATE CUMULATIVE REDEEMABLE PERPETUAL PREFERRED UNITS

MONACO – October 16, 2018 - Dynagas LNG Partners LP (NYSE: DLNG) ("Dynagas Partners") today announced that it has priced its public offering of 2,200,000 of its 8.75% Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units, liquidation preference $25.00 per unit (the "Series B Preferred Units"), representing limited partner interests, at a price to the public of $25.00 per unit. Distributions will be payable on the Series B Preferred Units to November 22, 2023 at a fixed rate equal to 8.75% per annum and from November 22, 2023, if not redeemed, at a floating rate. Dynagas Partners has granted the underwriters a 30-day option to purchase up to an additional 330,000 Series B Preferred Units on the same terms and conditions. The offering is expected to close on or about October 23, 2018 subject to customary closing conditions.

Dynagas Partners intends to use the net proceeds from the public for general Partnership purposes, which may include, among other things, the repayment of indebtedness, including the Partnership's outstanding 6.25% Senior Notes due on October 30, 2019, or the funding of acquisitions or other capital expenditures.

Dynagas Partners intends to apply to have the Series B Preferred Units listed on the New York Stock Exchange.

The joint book-running managers for this offering are Morgan Stanley & Co. LLC, UBS Securities LLC and Stifel, Nicolaus & Company, Incorporated. The co-manager for this offering is B. Riley FBR, Inc.

Seward & Kissel LLP is acting as legal counsel for Dynagas Partners.

The offering may be made only by means of a prospectus supplement and accompanying base prospectus. Copies of the preliminary prospectus supplement and accompanying base prospectus relating to this offering may be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, Second Floor, New York, New York 10014, UBS Securities LLC, Attention: Prospectus Specialist, 1285 Avenue of the Americas, New York, NY 10019 or telephone: (888) 827-7275 and Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate Department, 1 South Street, 15th Floor, Baltimore, MD 21202, or telephone (855) 300-7136 or email syndprospectus@stifel.com.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering is being made pursuant to an effective registration statement on Form F-3 previously filed with the Securities and Exchange Commission (the "SEC") (File No. 333-222237).

Forward Looking-Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Dynagas Partners desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward-looking statements.

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, but are not limited to, those discussed in Dynagas Partner's public filings with the SEC. The information set forth herein speaks only as of the date hereof and Dynagas Partners undertakes no obligation to revise or update any forward looking statements, unless required to do so under applicable securities laws.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP. (NYSE: DLNG) is a growth-oriented master limited partnership formed by Dynagas Holding Ltd., its sponsor, to own and operate liquefied natural gas (LNG) carriers employed on multi-year charters. The Partnership's current fleet consists of six LNG carriers, with an aggregate carrying capacity of approximately 914,000 cubic meters.

Contact Information:

Dynagas LNG Partners LP
23, Rue Basse, 98000 Monaco.
Attention: Michael Gregos
Telephone:  +377 99996445
Email: management@dynagaspartners.com

Investor Relations / Financial Media:
Nicolas Bornozis
President Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
 E-mail: dynagas@capitallink.com